

January 31, 2017

<u>Via E-mail</u>
Kai Haakon E. Liekefett, Esq.
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, New York 10103-0040

> **Re:** **Asta Funding, Inc.**
> **Schedule TO-I**
> **Filed January 19, 2017**
> **File No. 005-44713**

Dear Mr. Liekefett:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1.   We note the following disclosure:

- if the Offer is fully subscribed, the Company will have acquired 5,314,009 Shares, or approximately 44.7% of the Company's issued and outstanding Shares as of January 17, 2017 (page 2);
- depending on the results of the Offer, the Stern Family ultimately could own over 50% of the Company's common stock (page 11); and
- although the Company does not currently have any plans that relate to or would result in any of the events discussed on the bottom of page 13 and the top of page 14, the Company may undertake or plan actions that relate to or could result in one or more of such events (page 14).

Notwithstanding the disclosure on page 13 indicating that the Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for termination of registration under the Exchange Act, please note that Exchange Act Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction but is effected "as a part, or in furtherance, of" a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. See Question & Answer No. 4 of Exchange Act Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703. Please advise us why the Offer or Mr. Stern's potential purchases of Shares held by Mangrove should not be deemed to constitute the first step in a series of transactions having a "going private effect" within the meaning of Rule 13e-3(a)(3)(ii).

Conditions of the Offer, page 20

2.   Disclosure on page 13 indicates that the Offer is conditioned upon the Company's determination that the consummation of the Offer will not cause the Shares to be delisted from NASDAQ or to be eligible for deregistration under the Exchange Act. However, the disclosure on page 20 does not include such a condition. Please advise or revise accordingly.

Annex A: Opinion of Duff & Phelps

3.   The opinion indicates that it is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent. Please revise the Offer to Purchase to disclose, if true, that Duff & Phelps has consented to the use of the opinion in the Offer to Purchase.

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions